Lauren W. Jones

Chief Counsel, Business Lines Legal

Direct Line (713) 831-8470

FAX (713) 620-3878

E-mail: laurie.jones@aglife.com

December 30, 2010

VIA EDGAR and OVERNIGHT DELIVERY

William J. Kotapish, Esq.

Assistant Director

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American International Life Assurance Company of New York (“AI Life”) and The United States Life Insurance Company in the City of New York (“USL”) Merger

Dear Mr. Kotapish:

Further to our outside counsel’s recent discussion with Jeffrey Foor of the Securities and Exchange Commission (“Commission”) staff, this letter is to provide assurances to the staff regarding the content of initial registration statements that will be filed by USL on December 30, 2010 in connection with the merger of AI Life and USL.

A. Background

AI Life plans to merge into USL (the “Merger”) on December 31, 2010 (the “Effective Date”). On the Effective Date, USL will assume legal ownership of all of the assets of AI Life’s two separate accounts registered under the Investment Company Act of 1940 (the “AI Life Accounts”), and will become directly responsible for AI Life’s liabilities and obligations with respect to the outstanding variable annuity (“VA”) contracts and variable universal life (“VUL”) insurance policies currently funded by the AI Life Accounts (the “Contracts”). The AI Life Accounts have issued 14 Contracts that are registered under 10 registration statements.

In order to ensure the continuous registration of the Contracts following the Merger, USL and the AI Life Accounts plan to file 10 initial registration statements describing the Contracts after the close of business on December 30, 2010, and request immediate effectiveness of such registration statements on January 3, 2011.

William J. Kotapish, Esq.

December 30, 2010

On September 15, 2010, USL provided the staff with advance drafts of four registration statements for four Contracts reflecting the Merger (“Model Registration Statements”), which USL intends to file with the Commission on December 30, 2010.1 On November 16, 2010, USL provided the staff with an advance draft of one additional Model Registration Statement. These five draft submissions, were intended to provide the staff with the opportunity to review and comment on the Model Registration Statements in advance of the Merger, and serve as examples of the disclosure changes related to the Merger for the five other USL registration statements (“Other Registration Statements”) that will be filed in connection with the Merger.

The following is a table showing the Model Registration Statements and the corresponding Other Registration Statements:2

Model Registration Statements		Corresponding Other Registration Statements
Contract	Securities Act File No.	Contract	Securities Act File No.
Executive Advantage VUL	333-48457	N/A
Group Immediate VA (Vanguard)	333-108724	N/A
Group Immediate VA (Retirement Gold)	333-63412	N/A
Gemstone Life VUL*	333-45172	Flexible Premium VUL*	033-90686
Ovation VA*	333-103098	Old Profile VA*	033-39170
		Gallery VA*	033-39170
		Paradigm VA*	033-39170
		New Profile VA (Flex)*	033-39170
		Trilogy VA*	033-39170
		Ovation Advisor VA*	333-67866
		Ovation Plus VA*	333-63730
		The Variable Annuity VA*	033-09144

The disclosure used in the Other Registration Statements will be substantially identical to that used in the corresponding Model Registration Statements. Accordingly, USL believes that the Commission staff is already familiar with the disclosure to be used in the Other Registration Statements, and that no further benefit would result from the Commission staff devoting resources to providing an advance review of the Other Registration Statements. Given the similarities in disclosure that will be used to describe the Merger, we believe that following USL’s filing of the initial registration statements on December 30, 2010, the staff will be able to quickly confirm that USL has reflected the staff’s comments on the Model Registration Statements in the Other Registration Statements.

[1]	On October 15, 2010, USL provided to the staff draft pro-forma financial statements for USL reflecting the Merger.

[2]	Each Contract marked with an asterisk (“Terminated Contracts”) has ceased sales. Following the Merger, USL likewise will no longer offer the Terminated Contracts for sale.

William J. Kotapish, Esq.

December 30, 2010

B. Representations Regarding Model Registration Statements

I have been authorized to represent, on behalf of USL, that:

a)	the disclosure used to reflect the Merger in the Other Registration Statements will be substantially identical to that contained in the prospectuses and SAIs for the corresponding Model Registration Statements,

b)	because of the similarities among the relevant disclosures in the Model Registration Statements and the corresponding Other Registration Statements, USL will be able to revise the disclosures in the Other Registration Statements effectively to reflect Commission staff comments on the draft Model Registration Statements,

c)	USL will incorporate changes requested by the Commission staff in the Model Registration Statements to the Other Registration Statements, as applicable, and

d)	the Other Registration Statements will not contain changes that would render them ineligible to become effective under Rule 485(b) except for changes related to the Merger.

Please direct any question or comment to me at (713) 831-8470, or to Chip C. Lunde or Joan E. Boros of Jorden Burt LLP at (202) 965-8139 or (202) 965-8150, respectively.

Very truly yours,

LAUREN W. JONES

cc:	Jeffrey A. Foor, Esq.
Office of Insurance Products, Division of Investment Management

Chip Lunde, Esq.

Joan E. Boros, Esq.

Jorden Burt LLP